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                           [PERKINS COIE LETTERHEAD]

                                                                     Exhibit 8.2


                                     [Date]


Board of Directors and Stockholders

Poet Holdings Inc.
1065 E. Hillsdale Blvd
Foster City, CA 94404

Ladies and Gentlemen:

      We have been asked for our opinion regarding certain United States federal income tax consequences of the merger (the "Merger") of Puma Acquisition, Inc., a Delaware corporation ("Acquiror Sub"), a wholly-owned subsidiary of Versant Corporation, a California corporation ("Parent"), with and into Poet Holdings, Inc., a Delaware corporation ("Company").

      Company is a corporation organized under the laws of the State of Delaware and is headquartered in Foster City, California. Acquiror Sub is a corporation organized under the laws of the State of Delaware. Parent is a company organized under the laws of the State of California and is headquartered in California.

      The terms of the proposed Merger are contained in the Agreement and Plan of Merger dated as of September 27, 2003, among Company, Acquiror Sub and Parent (the "Agreement"). Terms not otherwise defined in this letter shall have the meanings assigned to them in the Agreement.

      We assume in rendering this opinion that (1) the Merger will be consummated in accordance with the terms, conditions and other provisions of the Agreement, (2) that each party to the Agreement is duly organized and validly existing under the laws of the jurisdiction of its organization and has full power, authority and legal right to enter into and perform its obligations under the Agreement, (3) the Agreement has been duly authorized, executed and delivered by each of the parties thereto, (4) all consents, approvals, licenses and authorizations of, and filings and registrations with, any governmental authority required under any applicable law for the making and performance by each party of the Agreement have been or will be obtained or made and are in full force and effect, (5) the Agreement is a legal, valid and binding agreement of each party thereto, (6) all signatures to the Agreement, the Representation Letters referred to in the next clause, and any other relevant document are genuine, and (7) all of the factual information, descriptions, representations and assumptions set forth in the Agreement and in the letters to us from Parent dated _________________ and from Company dated _________________ (the
"Representation Letters"), were accurate and complete at the respective dates of such Representation Letters and will be accurate and complete at the time the Merger becomes effective (the "Effective Time"). You have also received an advance copy of this letter and recognize that we are relying upon the assumptions set forth herein and in the Representation Letters. We have not independently verified any factual matters relating to the Merger with or apart from our preparation of this opinion and, accordingly, our opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.
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      Subject to and based on the foregoing and on the other matters set forth herein, it is our opinion that for United States federal income tax purposes:

      1.    The Merger will qualify as a "reorganization" within the meaning of
            Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code");

      2. Company, Merger Sub and Parent will each be a party to the reorganization within the meaning of Section 368(b) of the Code; and

      3. The stockholders of Company who are citizens or resident aliens of the United States shall recognize no United States federal income, gain or loss upon the Merger except to the extent of any cash consideration actually received or deemed received.

      Our opinion is limited to the foregoing United States federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state, local or foreign tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

      Our opinion is based upon the understanding that the relevant facts are, and will be at the Effective Time, as set forth or referred to in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected.

      Our opinion is also based on the Code, United States Treasury Regulations, United States case law, and United States Internal Revenue Service rulings as they now exist, none of which squarely addresses every precise factual circumstance present in connection with the Merger but all of which, taken together, in our opinion provide a sufficient legal basis for our opinions set forth herein. However, the possibility exists that our opinion as to the proper application of the law to the facts of the Merger would not be accepted by the United States Internal Revenue Service or would not prevail in court. In addition, the authorities upon which we have relied are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different.

      We shall have no continuing obligations to inform you of changes in law or facts subsequent to the date hereof or of facts of which we become aware after the date hereof. We undertake no responsibility to update or supplement our opinion. This opinion is solely for the benefit of the Board of Directors of Company and the stockholders of Company, and their respective permitted successors and assigns, and may not be relied upon by any other person or for any other purpose without our express written consent.

                                            Very truly yours,



                                            ________________


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